Exhibit 99.1
Rediff.com Reports Results for the First Quarter Ended June 30, 2010
Mumbai, India, July 29, 2010,
“Online advertising in India definitely has resumed growth, we can see that in our increased pricing power which on an average increased by 26% as compared to the same quarter last year.” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.
For Rediff.com’s quarter ended June 30, 2010, core online advertising revenues in our India business grew 16% compared to the same quarter the previous year; total India revenues, which includes fee-based and online advertising revenues, grew 6% for the quarter, while our global revenues grew 4% for the quarter, in each case over the same quarter last year.
In the recently concluded auctions for 3G and Wireless Broadband spectrum, telecom companies have bid and paid approximately US$22 Billion as spectrum license fees, according to The Hindu Business Line, and are now implementing 3G and Wireless Broadband projects. This is a harbinger of the growth of the broadband internet market in India. This we believe will provide the underpinning for our growth as a leading online provider of news, information, communication, entertainment and shopping services in the country.
Total registered users grew 15%, compared to the end of the same quarter last year, to 92 million.
MyPage, our social media initiative continues to gain traction and is a strong entrant in the social networking category. We have recently introduced online games on MyPage with social APIs available, which has brought several worldwide game developers to our service. A large number of organisations like State Education Boards, business organisations, celebrities, movie production houses, entrepreneurs, government bodies and NGOs have adopted our MyPage service and are using various features to gather a follower base, send out status updates, communicate with followers on a real time basis, promote links and articles and share photos, videos and music.
We continue to pursue our goal of improving the user experience on our site. In this direction, on our service delivery platform, we have achieved improvement in the order approval rates, a quicker turnaround time, and faster resolution of customer issues. The logistics support has been extended to service 40,000 pin codes in India and have extended our cash on delivery facility to 4,500 new pin-codes in this quarter. A high proportion of orders placed are now delivered within 24 hours.
As in the past few quarters, we propose to continue investing 1 to 1.5 million dollars per quarter in the next 2-3 quarters to maintain the momentum in user growth.
Our cash balance of $41million, inclusive of interest accrued, as of June 30, 2010 allows us to meet our liquidity needs and to execute on our product development and investment strategy.
Further details of Rediff.com’s results for the first fiscal quarter ended June 30, 2010 are appended in tabular form to this press release. A script of the earnings result conference call held on July 29, 2010 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements.” These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED JUNE 30, 2010
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended June 30
	2010	2009
Revenues
India Online	4.18	3.95
US Publishing	1.00	1.01
Total Revenues	5.18	4.96

Cost of Revenues *	(2.48)	(2.57)

Gross Margin	2.70	2.39
Gross Margin %	52%	48%

Operating Expenses *	(3.43)	(3.75)

Operating EBITDA	(0.73)	(1.36)

Depreciation / Amortization	(1.12)	(1.18)

Interest Income	0.80	1.11

Foreign Exchange Gain/ (Loss)	(0.05)	0.08

Equity in net loss of equity method investee	(0.08)	(0.07)

Net loss before income taxes	(1.18)	(1.42)

Tax	—	(0.01)

Net loss	(1.18)	(1.43)

Net loss per ADS (in US dollars)	(0.043)	(0.049)

Net loss per ADS (in US dollars) diluted	(0.043)	(0.049)

Weighted average ADS Outstanding (in millions)	27.73	29.23

*	Stock based Compensation included in:

Cost of revenue	0.01	0.03

Operating expenses	0.01	0.18
Notes
•	Each ADS represents one half of an equity share.

•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•
Costs of revenue presented in the statement of operations for the quarters ended June 30, 2010 and 2009 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) incurred for the operation of the Rediff website; these costs were earlier included as part of Operating expenses .

•
During the Fiscal year ended March 31, 2010 the company formed an ESOP trust for the benefit of the employees and purchased 750,000 shares (equivalent to 1,500,000 ADS). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:
RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED JUNE 30, 2010
(All figures are in US$ million)

	Quarter ended June 30
	2010	2009

Operating EBITDA (Non GAAP)	(0.73)	(1.36)

Depreciation / Amortization	(1.12)	(1.18)

Interest Income	0.80	1.11

Foreign Exchange Gain/ (Loss)	(0.05)	0.08

Equity in net loss of equity method investee	(0.08)	(0.07)

Net loss before income taxes	(1.18)	(1.42)

Tax	—	(0.01)

Net loss (GAAP)	(1.18)	(1.43)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:
RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED JUNE 30, 2010
(All figures are in US$ million)

	Quarter ended June 30
	2010	2009

Operating Expenses (GAAP)	4.55	4.93

Depreciation/Amortization	(1.12)	(1.18)

Operating Expense (Non-GAAP)	3.43	3.75
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extension: 138
Fax.: +91-22-2444-6837